UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:       000-13851
CUSIP No.:    65476M109

(Check One):   ☒ Form 10-K   ☐ Form 20-F  ☐ Form 11-K   ☐ Form 10-Q
☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:      August 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

     For the transition period ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nitches, Inc.
Full Name of Registrant

Former Name if Applicable

10280 Camino Santa Fe
Address of Principal Executive Office (Street and Number)

San Diego, California 92121
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The registrant's annual report on Form 10-K for the period ended August 31, 2008 could not be filed within the prescribed time period because the registrant has limited resources with which to prepare and file the report. The registrant recently completed a number of organizational and structural changes including the sale of Back Woods Equipment Company, a Kansas corporation. These changes have complicated the preparation of the financial statements and increased the number of transactions prior to the period end to review. The reasons causing the inability to file timely the annual report could not be eliminated by the registrant without unreasonable effort or expense. The registrant is currently preparing the report and expects to file it no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul M. Wyandt	(858) 625-2633
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The registrant acquired Back Woods Equipment Company on February 1, 2008. The registrant subsequently sold Back Woods Equipment Company on September 30, 2008. Accordingly, the annual report will reflect the business and operations of Back Woods Equipment Company from its acquisition on February 1, 2008 through the end of the fiscal year at August 31, 2008.

Nitches, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 26, 2008	By:	/s/ Paul M. Wyandt
Paul M. Wyandt
Chief Financial Officer